SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

LAURENCE POUNTNEY HILL,

LONDON, EC4R 0HH, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Date: 29 April 2009

DISCLOSURE OF DIRECTOR’S DETAILS – Nicolaos Nicandrou

Further to the announcement on 27 April 2009 of the appointment of Nicolaos Nicandrou as Chief Financial Officer and an executive director of Prudential plc, as successor to Tidjane Thiam who will become Group Chief Executive on 1 October 2009, we confirm the following as required by Listing Rule 9.6.13:

Directorships held in publicly quoted companies pursuant to Listing Rule 9.6.13(1)

Current Directorships

None

Previous Directorships

None

There are no details to be disclosed that may otherwise have been required by Listing Rules 9.6.13(2)-(6).

Additional information:

Prudential plc is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America.

-ENDS-

Contact name for Enquiries

Angela Zeng, Secretariat Administrator

020 7548 3943

Company official responsible for making notification

Sylvia Edwards, Assistant Group Secretary

020 7548 3826

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2009

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ SYLVIA EDWARDS

Sylvia Edwards
Assistant Group Secretary